CUSIP No.  278878103

Exhibit 24

MILL ROAD URGES EEI SHAREHOLDERS TO VOTE FOR NEEDED CHANGE

GREENWICH, Conn. – 4/10/17, Today, Mill Road Capital II, L.P. issued the following open letter to the Class A shareholders of Ecology and Environment, Inc. (“EEI”).

To Our Fellow Class A Shareholders of Ecology and Environment, Inc.:

We are pleased that both ISS and Glass Lewis, the leading independent proxy advisory firms relied upon by institutional shareholders as independent experts, have announced that change is warranted at EEI and have recommended that shareholders vote their proxy on the GREEN card. As ISS has said:

…With their majority economic stake in the company and its continuing underperformance, Class A shareholders deserve to have their voices heard. Mill Road has presented a compelling case that additional change is needed at the board level…It appears that for more positive change to occur, Mill Road would need both of its Class A nominees elected to the board.

In response to the Board’s false claims, we ask you carefully review the perspective of ISS, a 3rd party proxy advisory firm. We urge you to vote your shares on the GREEN proxy card in order to bring a new perspective to the Board that Mill Road, the holder of the largest economic interest in EEI, and the independent proxy advisory firms believe is best for this company.

CLAIM: Mill Road’s Nominees are Less Qualified and Lack Necessary Experience

ISS: Mill Road’s Nominees Bring Valuable Experience and More Diverse Viewpoints

We believe that ISS is entirely clear on this point:

Justin Jacobs brings a strong, direct interest in improving shareholder value. Michael El-Hillow brings valuable experience as an executive and a board member at public companies. These nominees appear likely to also bring more diverse viewpoints, which may help reverse the company’s revenue decline and stock underperformance. Votes FOR Mill Road nominees Jacobs and El-Hillow on the GREEN card are therefore warranted.

Justin Jacobs started his career at The Blackstone Group; he has worked as an operator and investment executive at a Blackstone portfolio company where he gained experience in strategic planning, operations, and investments; and he was involved with the founding of Mill Road Capital, where he has had significant experience with public micro-cap companies. Mr. Jacobs has a wealth of highly relevant experience that will be directly transferable to EEI.

Michael El-Hillow has been CFO of five public companies in his career, including at National Technical Systems where during his tenure, financial results improved significantly through organic growth,

CUSIP No.  278878103

through successful acquisitions, and by increasing operational efficiency. His experience in acquisition strategy and operations management is exactly what EEI needs right now, and as a result El-Hillow would be an asset to the EEI board.

CLAIM: Board’s Nominees are Qualified with Relevant Experience

ISS: EEI’s Nominees are Less Compelling than Mill Road’s Nominees

Once again, we believe the message from ISS is clear:

The board’s Class A nominees appear less compelling. Mill Road’s concerns about how independent Betrus truly is seem well founded, as Betrus’ former supervisors at EEI are now Class B directors. Management nominee Untracht has six years’ experience as a director of a publicly traded consulting company. However, his experience and relevance appear less strong than that of either Mill Road nominee.

Michael Betrus has no track record of success and has never served on another board. It appears to Mill Road that his primary qualification is that the Class B directors are comfortable with him since he had previously worked for the founders. We thinks this impairs his independence and ISS agrees. A former employee of the Class B Directors who owns fewer than 5,000 Class A Shares should not represent Class A shareholders.

Robert Untracht has been an accountant and professor before retiring. However, the company claims that he has corporate finance, strategic planning, and business development experience. From his given employment history, we believe that the Board vastly overstates and misrepresents his credentials. Class A shareholders, in exercising the only right afforded to them under EEI’s governance, should choose as Class A directors those candidates with the necessary qualifications and aligned interests to help reverse the Company’s continuing underperformance.

CLAIM: Mill Road Is Pursuing an Agenda to Sell EEI to Itself

ISS: Board Structure Prevents Sale of EEI Without Class B Votes

The Board’s claim that Mill Road is solely fixated on selling the Company to itself on the cheap does not pass a basic test of common sense. ISS agrees:

The board has warned shareholders by saying that the Mill Road nominees will take EEI private at a low price. The dual class structure of the board would seem to prevent that, as the Mill Road nominees would need two Class B directors to join them. Further, when Jacobs and El-Hillow worked together at NTSC, a third party, not Mill Road, acquired NTSC from public shareholders, resulting in a highly profitable outcome for all shareholders.

Further, any potential sale of the company would require a shareholder vote and Class B shareholders control approximately 70% of the total votes. The Company actually classifies itself as a controlled company. No sale could be effected without the participation and support of the controlling Class B shareholders. Any implication that Mill Road could somehow “steal” the Company is patently false.

CUSIP No.  278878103

CLAIM: EEI is Committed to Improving Governance

ISS: Board has Only Reacted to Mill Road’s Actions

To the extent the Board has made changes in corporate governance, it has been in reaction to Mill Road’s actions. ISS agrees, noting:

EEI’s board has taken steps to improve governance. However, the timing indicates that the board reacted to Mill Road’s actions. Both the Governing, Nominating and Compensation Committees and the search for new director nominees occurred only after Mill Road notified the company that it planned to nominate two Class A directors. This leads to the question of whether those positive steps would have occurred, absent Mill Road’s presence.

Further, ISS questions whether the Board is keeping in mind its duty to ALL shareholders, not just the Class B shareholders:

In fact, far more concerning than the board’s warnings regarding Mill Road’s alleged intentions is the board’s apparent disregard for input from unaffiliated shareholders. During an engagement call with ISS – when asked about its criteria for new board candidates – the board clearly stated it was looking for new directors who would agree with the board’s current strategy. Such statements raise serious questions as to whether the board, without adequate representation from Class A shareholders, would appropriately evaluate all strategic options, rather than only those promulgated by the controlling group.

Mill Road believes that the Board has only focused on protecting the interests of the Class B shareholders at the expense of the shareholders as a whole. After years of being disenfranchised, it is time for the Class A shareholders to have a seat at the table.

CONCLUSION: Vote for Justin Jacobs and Michael El-Hillow

ISS and Glass Lewis, independent and unbiased third-party firms that represent ALL shareholders, agree with Mill Road that shareholders will benefit from a fresh perspective on the board. With the Annual General Meeting less than two weeks away, we urge all shareholders to support our nominees by voting on the GREEN proxy card.

CUSIP No.  278878103

For any questions or issues voting your shares, please contact us below

65 Locust Avenue

New Canaan, CT 06840

(203) 972-9300

Stockholders Call Toll-Free at: (877) 972-0090

E-mail: info@investor-com.com

YOUR VOTE IS IMPORTANT. VOTE “FOR” THE MILL ROAD CLASS A BOARD NOMINEES ON THE GREEN PROXY CARD TODAY.

To help you in your decision as to which slate of candidates to support, please read our definitive proxy statement and the presentation to shareholders Mill Road filed on March 24, 2017 regarding the election of directors for the Company. The definitive proxy statement, which contains information relating to the participants in the proxy solicitation in support of Mill Road’s nominees, and the presentation to shareholders are both available at no charge on the Securities and Exchange Commission’s website at www.sec.gov or by contacting our proxy solicitor, InvestorCom, Inc., by telephone toll-free at 1-877-972-0090. We hope you will find this information helpful as you consider which slate to support.

ON MARCH 21, 2017, MILL ROAD, TOGETHER WITH THE OTHER PARTICIPANTS FILED A DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A AND A RELATED FORM OF PROXY WITH THE SECURITIES AND EXCHANGE COMMISSION, IN CONNECTION WITH MILL ROAD’S SOLICITATION OF PROXIES FOR THE 2017 ANNUAL MEETING OF SHAREHOLDERS OF ECOLOGY AND ENVIRONMENT, INC.

STOCKHOLDERS OF ECOLOGY AND ENVIRONMENT, INC. ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN FOR USE AT THE ANNUAL MEETING. THE DEFINITIVE PROXY STATEMENT AND GREEN PROXY CARD WILL BE AVAILABLE TO THE STOCKHOLDERS OF ECOLOGY AND ENVIRONMENT, INC. FROM THE PARTICIPANTS AT NO CHARGE, BY CONTACTING OUR PROXY SOLICITOR, INVESTORCOM, INC., BY PHONE TOLL-FREE AT 1-877-972-0090, AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

We thank you for your time and consideration of this matter and appreciate your vote.

Kind regards,

/s/ JUSTIN C. JACOBS
Justin C. Jacobs
Managing Director
Mill Road Capital, L.P.

CUSIP No.  278878103

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

In addition to the Nominees (who are Justin C. Jacobs and Michael El-Hillow), the “Participants” in the proxy solicitation are Mill Road, Mill Road Capital II GP LLC, Mill Road Capital Management LLC, Thomas E. Lynch, and Scott P. Scharfman.

As of the record date and the date of this letter, Mill Road, the Participants and their associates beneficially owned an aggregate of 463,072 shares of Class A Common Stock, representing approximately 15.4% of the 3,000,956 outstanding shares of Class A Common Stock as reported in EEI’s proxy statement dated March 7, 2017. The following table provides information about the beneficial ownership of Common Stock by Mill Road, Mill Road Capital GP II LLC, Mr. Lynch and Mr. Scharfman as of the date of this filing. The other Participants and the associates of both Mill Road and the Participants do not beneficially own any shares of Common Stock. Mill Road and the Participants do not beneficially own any securities of any parent or subsidiary of EEI.

		Amount and Nature of Beneficial Ownership
Title of Class	Name and Address of Beneficial Owner	Shares Held	Right to Acquire	Total Number	Percent of Class (3)
Common Stock	Mill Road Capital II, L.P. (1) 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	463,072	0	463,072	15.43%

Common Stock	Mill Road Capital II GP LLC (2) 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	463,072	0	463,072	15.43%

Common Stock	Thomas E. Lynch (2) c/o Mill Road Capital II GP LLC 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	463,072	0	463,072	15.43%

Common Stock	Scott P. Scharfman (2) c/o Mill Road Capital II GP LLC 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	463,072	0	463,072	15.43%

(1)	Mill Road Capital II, L.P. beneficially owns 463,072 shares of Common Stock, 1,000 of which are held of record.
(2)	Mill Road Capital II GP LLC, and Mr. Lynch and Mr. Scharfman as the Management Committee Directors of Mill Road Capital GP II LLC, each has shared power to vote and dispose of the 463,072 shares of Common Stock beneficially owned by Mill Road Capital II, L.P.
(3)	For purposes of calculating the percent of class, shares of outstanding Class A Common Stock excludes shares of Class B Common Stock that did not convert prior to the record date.

Contact:

InvestorCom

John Glenn Grau, (203)972-9300